Exhibit 99.1

Vedanta Resources Ltd.

30 Berkeley Square London, W1J 6EX

Tel: +44 (0) 20 7499 5900

Fax: +44 (0) 20 7491 8440

www.vedantaresources.com

8 February 2022

VEDANTA RESOURCES LIMITED

Vedanta Resources Ltd (the Company), is one of the world’s leading natural resources companies. Vedanta Limited, India is a subsidiary of the Company in which it holds ~70%. The Company also holds ~80% in Konkola Copper Mines, (one of Africa’s major integrated copper producers).

Vedanta Resources Ltd is 100% owned by Volcan. Volcan holds ~52% stake in Sterlite Technologies Limited, (an industry-leading integrator of digital networks which provides integrated 5G ready end-to-end solutions through core capabilities in Optical Interconnect, Virtualised Access Solutions, and System Integration with global presence) and ~71% stake in Sterlite Power Transmission Limited (a leading integrated power transmission developer and solutions provider globally).

This diversified portfolio has significant intrinsic value, with the combined current value of the stake is ~ US$ 17 bn. The total debt of the Company is ~US$ 10 bn. The Company has strong cashflows from dividends and brand fees, which are sufficient to service its debt obligations. The Company’s priority remains to accelerate deleveraging.

For further information, please contact:

Deepak Kumar, Company Secretary

Dk@vedantaresources.com

About Vedanta Resources

Vedanta Resources Limited (“Vedanta”) is a diversified global natural resources company. The group produces aluminium, copper, zinc, lead, silver, iron ore, oil & gas and commercial energy. Vedanta has operations in India, Zambia, Namibia and South Africa. With an empowered talent pool globally, Vedanta places strong emphasis on partnering with all its stakeholders based on the core values of trust, sustainability, growth, entrepreneurship, integrity, respect and care. For more information on Vedanta Resources, please visit www.vedantaresources.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and/or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Vedanta Resources Ltd

Registered Office: 8th Floor, 20 Farringdon Street, London, EC4A 4AB        Registered in England & Wales No. 4740415